UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Pasithea Therapeutics Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70261F103

(CUSIP Number of Class of Securities)

Dr. Tiago Reis Marques

Chief Executive Officer

Pasithea Therapeutics Corp.

1111 Lincoln Road, Suite 500

Miami Beach, FL 33139

(786) 977-3380

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

James O’Grady, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Telephone: (212) 262-6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 4 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Pasithea Therapeutics Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 9, 2023, as amended on August 14, 2023, August 21, 2023 and August 24, 2023. The Schedule TO relates to the offer by the Company to purchase up to 5,714,285 shares of its common stock, par value $0.0001 per share (the “Shares”), at a price of $0.70 per Share (the “Purchase Price”), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials (together with any amendments or supplements thereto) (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as each may have been amended or supplemented from time to time.

This Amendment is being filed to report the results of the Tender Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Tender Offer and the Schedule TO is expressly incorporated by reference herein.

ITEMS 11. ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

Based on the final results provided by Broadridge Corporate Issuer Solutions, LLC, the depositary for the Tender Offer (the “Depositary”), 5,323,451 Shares were validly tendered and not properly withdrawn at the Purchase Price. Accordingly, there will be no proration and the Company has accepted for purchase all Shares validly tendered and not properly withdrawn in the Tender Offer. The Depositary will promptly pay for all Shares accepted for purchase in accordance with the terms and conditions of the Tender Offer.

The Company has 20,819,956 Shares outstanding following payment for the Shares purchased in the Tender Offer.

Broadridge Corporate Issuer Solutions, LLC, is also serving as the information agent for the Tender Offer. For all questions relating to the Tender Offer, please contact: Secretary, Pasithea Therapeutics Corp., 1111 Lincoln Road, Suite 500, Miami Beach, Florida 33139, Email info@pasithea.com, Telephone (786) 977-3380 or Broadridge Corporate Issuer Solutions, LLC, Telephone (855) 793-5068, email shareholder@broadridge.com.

On September 14, 2023, the Company issued a press release announcing the final results of the tender offer. A copy of such press release is attached as Exhibit (a)(5) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated as follows:

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)*	Offer to Purchase, dated August 9, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated August 9, 2023.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated August 9, 2023.
(a)(1)(F)*	Form of Notice of Withdrawal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release, dated September 14, 2023 (incorporated by reference to exhibit 99.1 of the Company's Form 8-K, filed with the Commission on September 14, 2023).
(b)	None.
(c)	None.
(d)(1)	Executive Employment Agreement, dated as of January 1, 2022, between Pasithea Therapeutics Corp. and Dr. Tiago Reis Marques (incorporated by reference to exhibit 10.15 of the Company’s Form 10-K/A, filed with the Commission on May 12, 2022).
(d)(2)	Employment Agreement with Daniel Schneiderman (incorporated by reference to exhibit 10.1 of the Company’s Form 10-Q, filed with the Commission on November 14, 2022).
(d)(3)	2021 Incentive Plan (incorporated by reference to exhibit 10.7 of the Company’s Form S-1 (File No. 333-255205), filed with the Commission on April 13, 2021, as amended).
(d)(4)	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to exhibit 10.8 of the Company’s Form S-1 (File No. 333-255205), filed with the Commission on April 13, 2021, as amended).
(d)(5)	Stock Option Agreement, dated December 20, 2021, between Pasithea Therapeutics Corp. and Dr. Tiago Reis Marques (incorporated by reference to exhibit 10.16 of the Company’s Form 10-K/A, filed with the Commission on May 12, 2022).
(d)(6)	Restricted Stock Unit Agreement, dated December 20, 2021, between Pasithea Therapeutics Corp. and Dr. Tiago Reis Marques (incorporated by reference to exhibit 10.17 of the Company’s Form 10-K/A, filed with the Commission on May 12, 2022).
(d)(7)	2021 Incentive Plan (incorporated by reference to exhibit 10.7 of the Company’s Form S-1 (File No. 333-255205), filed with the Commission on April 13, 2021, as amended).
(d)(8)	Membership Interest Purchase Agreement entered into June 21, 2022, by and among Pasithea Therapeutics Corp., Alpha-5 integrin, LLC, and certain Sellers (as defined in the agreement) (incorporated by reference to exhibit 2.01 of the Company’s Form 10-Q, filed with the Commission on August 15, 2022).
(d)(9)	Membership Interest Purchase Agreement dated October 11, 2022 by and among Pasithea Therapeutics Corp., AlloMek Therapeutics, LLC, the Persons listed on Schedule 1.1 thereto, and Uday Khire, not individually but in his capacity as the representative of the Persons listed on Schedule 1.1 thereto (incorporated by reference to exhibit 2.1 of the Company’s Form 8-K, filed with the Commission on October 12, 2022).
(d)(10)	Form of Lock-up Agreement dated October 11, 2022 (incorporated by reference to exhibit 2.2 of the Company’s Form 8-K, filed with the Commission on October 12, 2022).
(d)(11)	Settlement and Cooperation Agreement dated December 9, 2022, by and between Pasithea Therapeutics Corp. and Camac Fund, LP and its affiliates (incorporated by reference to exhibit 10.1 of the Company’s Form 8-K, filed with the Commission on December 14, 2022).
(d)(12)	Offer of Employment, dated as of June 21, 2022, between Pasithea Therapeutics Corp. and Dr. Graeme Currie (incorporated by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 11, 2023).
(e)	None.
(f)	None.
(g)	None.
(h)	None.
107*	Filing Fee Table.

*	Filed Previously

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pasithea Therapeutics Corp.	By:	/s/ Tiago Reis Marques
Tiago Reis Marques
Chief Executive Officer

Date: September 14, 2023

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